SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

BioLife Solutions, Inc.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

09062W105
(CUSIP Number)

Michael Rice, Chief Executive Officer 3303 Monte Villa Parkway, Suite 310 Bothell, Washington 98021 (425) 402-1400
(Name, address and telephone number of person authorized to receive notices and communications)

March 25, 2014
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box .☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

————————————————
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 09062W105	SCHEDULE 13D	Page 2 of 4 Pages

1	NAME OF REPORTING PERSONS Michael Rice
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 5)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
NUMBER OF	7	SOLE VOTING POWER	507,413*
SHARES BENEFICIALLY	8	SHARED VOTING POWER	0
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	507,413
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 507,413 common stock options, all exercisable within 60 days of March 25, 2014
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
14	TYPE OF REPORTING PERSON IN

* Excludes 20,767 common shares purchased in May 2014

CUSIP No. 09062W105	SCHEDULE 13D	Page 3 of 4 Pages

Item 1.	Security and Issuer.

BioLife Solutions, Inc. (“Issuer”)
3303 Monte Villa Parkway, Suite 310
Bothell, Washington 98021
Common shares / CUSIP 09062W105

Item 2.	Identity and Background.

(a)	Name: Michael Rice (“Rice)
(b)	Business address: 3303 Monte Village Parkway, Suite 310, Bothell, WA 98021
(c)	Present occupation: Chief Executive Officer of the Issuer
(d)	Criminal proceedings and convictions: There were no criminal proceedings during the last five years referred to in Item 2(d), in which the Reporting Person was convicted.
(e)
Civil proceedings and judgment, decree or order: There were no civil proceedings during the last five years referred to in Item 2(e), in which the Reporting Person was a party and was or is subject to a judgment, decree or final order.

(f)	Citizenship: United States

Item 3.	Source or Amount of Funds or Other Consideration.

OO.  See Item 5.

Item 4.	Purpose of the Transaction.

On March 25, 2014, the Issuer completed a public offering and debt conversion, resulting in Rice being diluted to a less than 5% interest in the Issuer’s outstanding securities.

Item 5.	Interest in Securities of the Issuer.

On January 29, 2014, the Issuer effected a 1:14 reverse stock split, resulting in a decrease in the number of securities held by Rice from 7,103,817 common stock options to 507,413 common stock options.

Rice has sole voting power and sole dispositive power with respect to the entirety of the 507,413 common stock options.  There are no other persons known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

As of March 25, 2014, Rice holds less than 5% of the Issuer’s issued and outstanding shares and  is no longer subject to reporting requirements of Section 13(d).

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None

Item 7.	Material to be filed as Exhibits.

None

CUSIP No. 09062W105	SCHEDULE 13D	Page 4 of 4 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 2, 2014	By:	/s/ Michael Rice
Michael Rice